                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                     Glenborough Realty Trust Incorporated
-------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   37803P105
-------------------------------------------------------------------------------
                                (CUSIP Number)


                                Joseph G. Beard
                                 3300 Commerce
                             Dallas, Texas  75226
                                (214) 515-7000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 11, 2000
-------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO.   37803P105                                                  Page 2
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westdale Properties America I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                            [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              1,899,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,899,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,899,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                               [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   37803P105                                                  Page 3
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JGB Ventures I, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [ ]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                            [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              1,899,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,899,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,899,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   37803P105                                                  Page 4
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JGB Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                           [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              1,899,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,899,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,899,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
-----------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   37803P105                                                  Page 5
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph G. Beard
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF/OO for shares listed in Items 7 & 9 below; not applicable for shares listed in Items 8 & 10 below
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                            [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          111,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              1,899,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          111,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,899,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       2,010,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   37803P105                                                  Page 6
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald Kimel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF/OO for shares listed in Items 7 & 9 below; not applicable for shares listed in Items 8 & 10 below
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(a)                                            [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canadian
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              1,899,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,899,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,902,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                               [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 37803P105                    SCHEDULE 13D                   Page 7


Item 1.   Security and Issuer.
------    --------------------

     The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share (the "Stock"), of Glenborough Realty Trust Incorporated, a Maryland corporation ("Glenborough"). The address of the principal executive offices of Glenborough is 400 South El Camino Real, Suite 1100, San Mateo, California 94402-1708.

Item 2:   Identity and Background.
------    ------------------------

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Westdale Properties America I, Ltd., a Texas limited partnership ("WPA I Ltd."); JGB Ventures I, Ltd., a Texas limited partnership and sole general partner of WPA I Ltd. ("JGB I Ltd."); JGB Holdings, Inc., a Texas corporation and sole general partner of JGB I Ltd. ("JGB Holdings"); Joseph G. Beard, a citizen of the United States and sole shareholder of JGB Holdings ("Beard"); and Ronald Kimel, a Canadian citizen and sole Trustee of the Manuel Kimel Family Trust ("Kimel").
     WPA I Ltd. is a Texas limited partnership, the principal business of which is to own, operate, develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of WPA I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.
     JGB I Ltd. is a Texas limited partnership, the principal business of which is serving as the general partner of WPA I Ltd., serving as the general partner of Westdale Asset Management, Ltd., a Texas limited partnership, and activities related thereto. The principal business address of JGB I Ltd., which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226.
     JGB Holdings is a Texas corporation, the principal business of which is serving as the general partner of JGB I Ltd. and activities related thereto.
The principal business address of JGB Holdings, which also serves as its principal office, is 3300 Commerce, Dallas, Texas 75226. Beard is sole director and President, Vice President and Treasurer of JGB Holdings. It has no other executive officers.
     Beard's principal occupation or employment is serving as the President of JGB Holdings, the general partner of JGB I Ltd. The principal business address of Beard, which also serves as his principal office, is 3300 Commerce, Dallas, Texas 75226.

CUSIP NO. 37803P105              SCHEDULE 13D                         Page 8



     The principal business of Kimel is investments. Kimel also serves as the sole Trustee of the Manuel Kimel Family Trust, which through subsidiary ownership is a limited partner in WPA I Ltd. The principal business address of Kimel, which also serves as his principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7.
     The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.
     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   -------------------------------------------------

     The source and amount of funds used by WPA I Ltd. to purchase its Stock is Working Capital of WPA I Ltd. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Beard used personal funds and sums borrowed from brokerage firm margin accounts to purchase his shares of Stock. Kimel used personal funds and sums borrowed from brokerage firm margin accounts to purchase his shares of Stock.

Item 4.   Purpose of Transaction.
------    ----------------------

     Pursuant to a series of transactions ending on April 20, 2000, WPA I Ltd. has purchased for an aggregate of $27,458,325.75 in cash an aggregate of 1,899,700 shares of Stock. The shares of Stock were acquired by WPA I Ltd. for the purpose of investment.
     Pursuant to a series of transactions ending on April 20, 2000, Beard, individually, purchased for an aggregate of $1,627,313.00 in cash an aggregate of 111,000 shares of Stock. The shares of Stock purchased by Beard individually were acquired for the purpose of investment.
     Pursuant to a transaction on April 11, 2000, Kimel, individually, purchased for an aggregate of $44,250.00 in cash an aggregate of 3,000 shares of Stock. The shares of Stock purchased by Kimel individually were acquired for the purpose of investment.
     Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer's management, other security holders of the Issuer and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.
     Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional

CUSIP NO. 37803P105            SCHEDULE 13D                         Page 9


equity securities of the Issuer or its affiliates by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or other business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.
     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:
          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer's business or corporate structure;
          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j) Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     Pursuant to Rule 13-3(a), at the close of business on April 20, 2000, WPA I Ltd. may be deemed to be the beneficial owner of 1,899,700 shares of the Stock, which constitutes approximately 6.2% of the 30,511,503 shares of the Stock outstanding on February 29, 2000, according to the Issuer's Definitive Proxy Statement filed on April 6, 2000 (the "Outstanding Shares"). Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.
     Each of JGB I Ltd., as the sole general partner of WPA I Ltd., and JGB Holdings, as the sole general partner of JGB I Ltd., pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 1,899,700 shares of the Stock, which constitutes approximately 6.2% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote and to dispose of or to direct the disposition of, such shares of Stock.
     Beard, individually and as sole shareholder of JGB Holdings, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 2,010,700 shares of the Stock, which constitutes approximately 6.6% of the Outstanding Shares and consists of (i) the 1,899,700 shares described in the

CUSIP NO. 37803P105                   SCHEDULE 13D                   Page 10


preceding paragraphs and (ii) 111,000 additional shares of Stock beneficially owned by Beard separately. Beard, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.
     Kimel, individually and as sole Trustee of the Manuel Kimel Family Trust, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 1,902,700 shares of the Stock, which constitutes approximately 6.2% of the Outstanding Shares and consists of (i) the 1,899,700 shares described in the first two paragraphs of this Item and (ii) 3,000 additional shares of Stock beneficially owned by Kimel separately. Kimel, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.
     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.
     During the last 60 days, WPA I Ltd. has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

Date                            Purchaser                 Shares                  Price ($)
-----------------------  -----------------------  -----------------------  -----------------------
--------------------------------------------------------------------------------------------------
2/24/00                 WPA I Ltd.                                 4,200                  14.4375
--------------------------------------------------------------------------------------------------
2/28/00                 WPA I Ltd.                                 8,000                   14.625
--------------------------------------------------------------------------------------------------
3/2/00                  WPA I Ltd.                                25,000                 14.71875
--------------------------------------------------------------------------------------------------
3/3/00                  WPA I Ltd.                               157,000                   14.875
--------------------------------------------------------------------------------------------------
3/6/00                  WPA I Ltd.                                75,000                  14.6875
--------------------------------------------------------------------------------------------------
3/6/00                  WPA I Ltd.                                50,000                   14.625
--------------------------------------------------------------------------------------------------
3/7/00                  WPA I Ltd.                                20,000                  14.4375
--------------------------------------------------------------------------------------------------
3/7/00                  WPA I Ltd.                                15,000                  14.3125
--------------------------------------------------------------------------------------------------
3/8/00                  WPA I Ltd.                                65,000                    14.50
--------------------------------------------------------------------------------------------------
3/8/00                  WPA I Ltd.                                28,000                   14.375
--------------------------------------------------------------------------------------------------
3/9/00                  WPA I Ltd.                               100,000                   14.625
--------------------------------------------------------------------------------------------------
3/10/00                 WPA I Ltd.                                60,000                    14.50
--------------------------------------------------------------------------------------------------
3/10/00                 WPA I Ltd.                                 3,000                  14.4375
--------------------------------------------------------------------------------------------------
3/13/00                 WPA I Ltd.                                20,000                    14.25
--------------------------------------------------------------------------------------------------
3/13/00                 WPA I Ltd.                                17,000                   14.375
--------------------------------------------------------------------------------------------------
3/14/00                 WPA I Ltd.                                25,000                   14.375
--------------------------------------------------------------------------------------------------
3/15/00                 WPA I Ltd.                                60,000                    14.25
--------------------------------------------------------------------------------------------------
3/15/00                 WPA I Ltd.                                20,000                   14.375
--------------------------------------------------------------------------------------------------

CUSIP NO. 37803P105                   SCHEDULE 13D                   Page 11



Date                            Purchaser                 Shares                  Price ($)
-----------------------  -----------------------  -----------------------  ------------------------
--------------------------------------------------------------------------------------------------
3/17/00                 WPA I Ltd.                                25,000                    14.20
--------------------------------------------------------------------------------------------------
3/20/00                 WPA I Ltd.                                10,000                   14.625
--------------------------------------------------------------------------------------------------
3/29/00                 WPA I Ltd.                                 2,000                   14.875
--------------------------------------------------------------------------------------------------
3/30/00                 WPA I Ltd.                                20,000                   14.875
--------------------------------------------------------------------------------------------------
3/30/00                 WPA I Ltd.                                 1,500                    14.75
--------------------------------------------------------------------------------------------------
3/31/00                 WPA I Ltd.                                71,000                    14.50
--------------------------------------------------------------------------------------------------
3/31/00                 WPA I Ltd.                                10,000                  14.6875
--------------------------------------------------------------------------------------------------
3/31/00                 WPA I Ltd.                                10,000                   14.625
--------------------------------------------------------------------------------------------------
4/3/00                  WPA I Ltd.                                12,100                    14.50
--------------------------------------------------------------------------------------------------
4/4/00                  WPA I Ltd.                                20,000                    14.50
--------------------------------------------------------------------------------------------------
4/4/00                  WPA I Ltd.                                 3,500                  14.4375
--------------------------------------------------------------------------------------------------
4/6/00                  WPA I Ltd.                                10,000                    14.75
--------------------------------------------------------------------------------------------------
4/10/00                 WPA I Ltd.                                30,000                    14.75
--------------------------------------------------------------------------------------------------
4/10/00                 WPA I Ltd.                                12,000                  14.6875
--------------------------------------------------------------------------------------------------
4/11/00                 WPA I Ltd.                                57,000                    14.75
--------------------------------------------------------------------------------------------------
4/11/00                 WPA I Ltd.                                25,000                   14.625
--------------------------------------------------------------------------------------------------
4/12/00                 WPA I Ltd.                                65,000                  14.8125
--------------------------------------------------------------------------------------------------
4/13/00                 WPA I Ltd.                                38,000                  14.8125
--------------------------------------------------------------------------------------------------
4/14/00                 WPA I Ltd.                                21,500                    14.75
--------------------------------------------------------------------------------------------------
4/18/00                 WPA I Ltd.                               118,500                   14.875
--------------------------------------------------------------------------------------------------
4/18/00                 WPA I Ltd.                                 6,500                  14.8125
--------------------------------------------------------------------------------------------------
4/19/00                 WPA I Ltd.                                50,000                  14.9375
--------------------------------------------------------------------------------------------------
4/20/00                 WPA I Ltd.                               130,000                    15.00
--------------------------------------------------------------------------------------------------
4/20/00                 WPA I Ltd.                                13,000                   14.875
--------------------------------------------------------------------------------------------------
4/20/00                 WPA I Ltd.                                 1,000                  14.9375
--------------------------------------------------------------------------------------------------

CUSIP NO. 37803P105                   SCHEDULE 13D                   Page 12

     During the last 60 days, Beard, individually, has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

Date                            Purchaser                 Shares                  Price ($)
-----------------------  -----------------------  -----------------------  ------------------------
--------------------------------------------------------------------------------------------------
3/15/00                 Beard                                      5,000              $   14.1875
--------------------------------------------------------------------------------------------------
3/16/00                 Beard                                     10,000              $    14.625
--------------------------------------------------------------------------------------------------
3/16/00                 Beard                                      1,000              $   14.5625
--------------------------------------------------------------------------------------------------
3/17/00                 Beard                                     20,000              $   14.4375
--------------------------------------------------------------------------------------------------
3/20/00                 Beard                                     20,000              $     14.20
--------------------------------------------------------------------------------------------------
3/30/00                 Beard                                     15,000              $    14.875
--------------------------------------------------------------------------------------------------
3/31/00                 Beard                                     10,000              $     14.50
--------------------------------------------------------------------------------------------------
4/6/00                  Beard                                      5,000              $14.7142857
--------------------------------------------------------------------------------------------------
4/6/00                  Beard                                      5,000              $     14.75
--------------------------------------------------------------------------------------------------
4/11/00                 Beard                                     10,000              $    14.625
--------------------------------------------------------------------------------------------------
4/20/00                 Beard                                     10,000              $     15.00
--------------------------------------------------------------------------------------------------

     During the last 60 days, Kimel, individually, has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

Date                            Purchaser                 Shares                  Price ($)
-----------------------  -----------------------  -----------------------  -----------------------
--------------------------------------------------------------------------------------------------
3/15/00                 Kimel                                      3,000                   $14.75
--------------------------------------------------------------------------------------------------

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     By virtue of constituent arrangements of the Reporting Persons, Beard and Kimel may be deemed to act jointly and thus deemed to share the power to vote, acquire and dispose of Stock. To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or

CUSIP NO. 37803P105                   SCHEDULE 13D                   Page 13



withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     Not applicable.

CUSIP NO. 37803P105               SCHEDULE 13D


                                   SIGNATURE



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
     Pursuant to Rule 13d-1(k)(I)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.
     Each of the undersigned Reporting Persons hereby constitutes and appoints Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone), as attorneys and agents of the undersigned, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to this Schedule 13D, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in their or his sole discretion.

Dated: April 21, 2000

               WESTDALE PROPERTIES AMERICA I, LTD., a Texas limited partnership

                  By: JGB Ventures I, Ltd., a Texas limited partnership
                  Its: General Partner

                    By: JGB Holdings, Inc., a Texas corporation
                    Its: General Partner

                       By: /s/ Joseph G. Beard
                       _________________________________________________________
                          Joseph G. Beard, President

               JGB VENTURES I, LTD., a Texas limited partnership

                  By: JGB Holdings, Inc., a Texas corporation
                  Its: General Partner

                    By:  /s/ Joseph G. Beard
                    ____________________________________________________________
                       Joseph G. Beard, President

               JGB HOLDINGS, INC., a Texas corporation

                  By:   /s/ Joseph G. Beard
                  ______________________________________________________________
                  Joseph G. Beard, President

                  /s/ Joseph G. Beard
               _________________________________________________________________
               Joseph G. Beard

                 /s/ Ronald Kimel
               _________________________________________________________________
                Ronald Kimel